EXHIBIT 12.2
DUKE REALTY LIMITED PARTNERSHIP
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(in thousands, except ratios)

	Six Months Ended June 30, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012		Year Ended December 31, 2011
Net income (loss) from continuing operations, less preferred distributions	$153,409	$189,205	$190,647	$27,886	$(126,873)		$(61,143)
Preferred distributions	—	—	24,943	31,616	46,438		60,353
Interest expense	74,914	173,574	196,186	202,174	202,109		181,734
Earnings before fixed charges	$228,323	$362,779	$411,776	$261,676	$121,674		$180,944
Interest expense	$74,914	$173,574	$196,186	$202,174	$202,109		$181,734
Interest costs capitalized	9,519	16,764	17,620	16,756	9,357		4,335
Total fixed charges	84,433	190,338	213,806	218,930	211,466		186,069
Preferred distributions	—	—	24,943	31,616	46,438		60,353
Total fixed charges and preferred distributions	$84,433	$190,338	$238,749	$250,546	$257,904		$246,422
Ratio of earnings to fixed charges	2.70	1.91	1.93	1.20	N/A	(1)	N/A	(3)
Ratio of earnings to fixed charges and preferred distributions	2.70	1.91	1.72	1.04	N/A	(2)	N/A	(4)

(1)
N/A - The ratio is less than 1.0; deficit of $89.8 million exists for the year ended December 31, 2012. The calculation of earnings includes $305.6 million of non-cash depreciation and amortization expense.

(2)
N/A - The ratio is less than 1.0; deficit of $136.2 million exists for the year ended December 31, 2012. The calculation of earnings includes $305.6 million of non-cash depreciation and amortization expense.

(3)
N/A - The ratio is less than 1.0; deficit of $5.1 million exists for the year ended December 31, 2011. The calculation of earnings includes $263.4 million of non-cash depreciation and amortization expense.

(4)
N/A - The ratio is less than 1.0; deficit of $65.5 million exists for the year ended December 31, 2011. The calculation of earnings includes $263.4 million of non-cash depreciation and amortization expense.